SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

VitaCost.com, Inc.

(Name of Subject Company)

vitacost.com, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92847A200

(CUSIP Number of Class of Securities)

Mary Marbach

Chief Legal Officer and Corporate Secretary

Vitacost.com, Inc.

5400 Broken Sound Blvd. NW – Suite 500

Boca Raton, Florida 33487-3521

(561) 982-4180

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert Sanchez, Esq.

Daniel Peale, Esq.

Wilson Sonsini Goodrich & Rosati

1700 K Street, Fifth Floor

Washington, DC 20006

(202) 973-8800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Vitacost.com, Inc. (“Vitacost”) by The Kroger Co. (“Kroger”) pursuant to the terms of a definitive agreement and plan of merger, dated July 1, 2014, by and among Vitacost, Kroger and Vigor Acquisition Corp., a wholly owned subsidiary of Kroger: (i) a list of Questions and Answers for Vitacost.com Associates delivered to Vitacost’s employees; (ii) talking points for Vitacost’s Category Managers to use when talking to customers, partners and other interested parties; and (iii) talking points for Vitacost’s Customer Service personnel to use when talking to customers, partners and other interested parties.

The information set forth under Items 1.01 and 8.01 (including all exhibits attached thereto and incorporated therein by reference) of the Current Report on Form 8-K filed by Vitacost.com, Inc. on July 2, 2014 is incorporated herein by reference.

Questions & Answers for Vitacost.com Associates

July 2, 2014

Today’s News

We are pleased to announce today that Vitacost.com and Kroger have signed an agreement to create a merger of our two companies. We believe we have a tremendous opportunity to work together to expand the reach of both retail businesses.

This merger is in line with Kroger’s growth strategy to enter new markets and new channels, and it accelerates the company’s efforts to offer customers even more ways to shop. Vitacost.com’s online retail platform complements Kroger’s fast-growing natural foods business and focus on health and wellness, and together we can also increase Vitacost.com’s reach to more customers and categories.

We believe that Vitacost.com’s strong position in the online nutrition market combined with Kroger’s strengths in size and leverage; our Digital strategy, teams and capabilities; and our customer insights partnership with dunnhumbyUSA can create exciting new levels of personalization and convenience for customers in the future.

Questions & Answers

Who will lead Vitacost.com?

We will rely on the talented Vitacost.com leadership team to continue to run the business from your Boca Raton office. We are excited to work together with your experienced leaders as partners who will each bring value to our new, combined business.

What happens next?

The transaction is subject to Vitacost.com stockholders tendering a majority of the outstanding Vitacost.com shares in the tender offer, certain regulatory approvals and other customary closing conditions. Until the transaction closes, Kroger and Vitacost.com will remain independent companies and it will be business as usual. During that time, we will invite members of the Vitacost.com leadership team to visit Cincinnati to meet more of our Kroger team so we can discuss an integration plan. After closing of the merger, we will each share our plans to grow in more detail and jointly develop our new combined growth strategy.

How does this merger fit with Kroger’s digital strategy?

Today, Kroger is building its e-Commerce capabilities, and this partnership with the Vitacost.com team is an opportunity to significantly accelerate our progress with your expertise, technology platform and reach. Kroger offers online ordering for pick-up at 154 Harris Teeter stores and 1 store in King Soopers, and online ordering for delivery to homes in Denver. Vitacost.com is a proven online ship-to-home business with a superior customer experience operating on a large scale today. We intend to build on Vitacost.com’s strong platform in the online healthy living market and work with you to create exciting new levels of personalization and convenience for customers in the future.

Does Kroger currently have a digital presence?

Yes, Kroger has invested significantly in its Digital Customer Strategy and continues to do so. We connect with our customers through digital accounts on Kroger.com and our banner websites, the Kroger mobile app, targeted email, social media and more. Through our customer insights partnership with dunnhumbyUSA, we are also expanding to new, personalized ways to engage with our customers in the digital space.

Will Vitacost.com continue to be based in Boca Raton, Fla.?

Yes, Vitacost.com will continue to operate from its current administrative office in Florida.

Will the facilities in Lexington, N.C., and Las Vegas remain open?

Yes, these two fulfillment centers and the Lexington, N.C., customer service center will continue to operate as usual.

Will Vitacost.com continue its online retail business under the same name?

Yes. Vitacost.com will continue to operate and provide great products and customer service to those who count on it.

What should we tell customers who have questions?

Please emphasize that our Kroger team is excited to work with Vitacost.com in the future, and we are committed to providing excellent products, service and value, as always.

Will there be updates on the status of the merger?

Yes, Kroger is committed to open communications throughout the regulatory approval and merger integration process, and we will keep you informed as decisions are made.

My Job, Pay & Benefits

Will there be layoffs as a result of this merger?

No, there are no plans for a reduction in positions. Kroger expects the experienced and talented Vitacost.com team to stay in place, and we see tremendous growth potential in your business. We are counting on your expertise as we move forward together as partners. From our view, duplication of roles between our organizations is almost nonexistent, and we don't see an issue with that.

What if someone’s role is affected by the merger?

We don’t expect anyone’s position to be affected. In the unlikely event that this happens, any associate who, as of the merger closing date, worked as an associate of Vitacost.com – including salaried and hourly associates, full-time and part-time, who had more than one year of service with the company – may be eligible for a severance package if their role is affected as a result of this process within 18 months of the merger closing date.

Please keep in mind that Kroger is a large organization with tremendous opportunities in many functional areas. We are always looking for and finding opportunities for talented individuals. We continue to develop associates at all levels throughout our company to promote career growth and advancement.

How will the merger affect my rate of pay?

Your rate of pay will not change as a result of this agreement. Vitacost.com will continue to follow current employment practices at this time. Any changes to align with Kroger pay and benefits in the future will be communicated to you well in advance.

What happens to my health and welfare benefits?

We will not make any changes to the Vitacost.com benefit plans that are less favorable to what you have now for at least a period of 18 months from today. Any changes to align with Kroger pay and benefits in the future will be communicated to you well in advance.

Will my vacation time or other paid time off benefits change or start over?

There will be no changes to your vacation time or other paid time off benefits at this time. Any changes to align with Kroger pay and benefits in the future will be communicated to you well in advance.

If I have any other pay, benefits of Human Resources questions, who can I talk with?

Please talk with Ellen Finnerty, Vitacost.com’s Chief Human Resources Officer, if you have additional questions.

About The Kroger Co.

More than 375,000 Kroger associates welcome 8 million customers a day to 2,642 supermarkets in 34 states and the District of Columbia under two dozen local banner names, including Kroger, City Market, Dillons, Food 4 Less, Fred Meyer, Fry's, Harris Teeter, Jay C, King Soopers, QFC, Ralphs and Smith's. The company also operates 787 convenience stores, 324 fine jewelry stores, 1,261 supermarket fuel centers and 37 food processing plants in the U.S.

Recognized by Forbes as the most generous company in America, Kroger supports hunger relief, breast cancer awareness, the military and their families, and more than 30,000 schools and grassroots organizations. Kroger contributes food and funds equal to 200 million meals a year through more than 80 Feeding America food bank partners. A leader in supplier diversity, Kroger is a proud member of the Billion Dollar Roundtable and the U.S. Hispanic Chamber's Million Dollar Club.

Additional Information and Where to Find It

The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Vitacost.com, Inc. (the “Company”), nor is it a substitute for the tender offer materials that The Kroger Co. (“Parent”) and Vigor Acquisition Corp. (“Acquisition Sub”) will file with the Securities and Exchange Commission (“SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Parent and Acquisition Sub will file with the SEC tender offer materials on Schedule TO, and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of the Company are urged to read these documents carefully when they become available, because they will contain important information that holders of Company securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of the Company at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of these materials filed by Vitacost by going to the “Financial Information” section of Vitacost’s Investor Relations website at http://investor.vitacost.com.

Note on Forward Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than just purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.”  These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions.  Vitacost.com, Inc. has identified some of these forward-looking statements with words like “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” or “potential,” the negatives of these words, other terms of similar meaning or the use of future dates.  Forward-looking statements in this communication include, without limitation, statements regarding the planned completion of the tender, merger and the transaction.  The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Vitacost’s stockholders tendering their shares in the offer; the possibility that competing offers or acquisition proposals will be made; uncertainties as to the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; legislative and regulatory activity and oversight; and other risks and uncertainties pertaining to the business of Vitacost, including the risks and uncertainties detailed in Vitacost’s public periodic filings with the SEC, including Vitacost’s most recent Annual Report on Form 10K for the year ended December 31, 2013, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, as well as the tender offer documents to be filed by Kroger and the Solicitation/Recommendation Statement to be filed by Vitacost in connection with the tender offer. The reader is cautioned to not unduly rely on these forward-looking statements. Vitacost expressly disclaims any intent or obligation to update or revise any forward-looking statement as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Talking Points for Vitacost’s Category Managers

Category Managers – Talking Points

- Kroger and Vitacost.com have an agreement to create a merger of the two companies
- Transaction is expected to close in the 3Q14
- Kroger is one of the world's largest grocery retailers, serving millions of customers across the country every day
- It is business as usual at Vitacost.com. For purchasing and A/P – your contacts at Vitacost remain the same
- In the coming months, we will be working together with the Kroger team and we would be proactive in communicating if there are any changes
- We are excited about the opportunity to be part of the Kroger family
- For more information on the Vitacost.com – Kroger transaction – please visit the Investor Relations portion of our website at: http://investor.vitacost.com/

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Talking Points for Vitacost’s Customer Service Personnel

Customer Service – Talking Points

- Kroger and Vitacost.com have an agreement to create a merger of the two companies
- It is business as usual at Vitacost.com
- You will continue to place your order on vitacost.com and contact customer service through all the same methods for questions on your order (email, chat or phone)
- We are committed to continuing to provide you with a huge selection of healthy living products (we offer more than 46,000 on our website today), at attractive prices and superior customer service
- We are excited about the opportunity to be part of the Kroger family
- For more information on the Vitacost.com – Kroger transaction – please visit the Investor Relations portion of our website at: http://investor.vitacost.com/

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